Empowerment & Inclusion Capital I Corp.

340 Madison Avenue

New York, NY 10173

January 5, 2021

VIA EDGAR

Ronald (Ron) Alper

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Empowerment & Inclusion Capital I Corp.
Registration Statement on Form S-1
Filed December 22, 2020, as amended
File No. 333-251613

Dear Ms. Alper:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Empowerment & Inclusion Capital I Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 7, 2021, or as soon thereafter as practicable.

Please call Elliott Smith of White & Case LLP at (212) 819-7644 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Empowerment & Inclusion Capital I Corp.

By:	/s/ Harold Ford Jr.
	Name:	Harold Ford Jr.
	Title:	Chief Executive Officer
cc:	Elliott Smith, White & Case LLP
Rupa Briggs, White & Case LLP